SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission File Number: 01-14010
A.	Full title of the plan and the address of the plan, if different from that of the issuer name below:
Waters Employee Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Waters Corporation
34 Maple Street
Milford, Massachusetts 01757

Required Information
Financial Statements and Supplemental Schedule
Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007
Form 5500 — Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2007
Exhibit

Designation	Description	Method of Filing

Exhibit 23.1	Consent of Carlin, Charron & Rosen, LLP	Filed with this Report
Signatures
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Waters Employee Investment Plan
Date: June 13, 2008	By:	/s/ John Ornell
John Ornell
Employee Benefits Administration Committee

WATERS EMPLOYEE INVESTMENT PLAN
FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE
AS OF DECEMBER 31, 2007 AND 2006
AND FOR THE YEAR ENDED DECEMBER 31, 2007
WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

WATERS EMPLOYEE INVESTMENT PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
as of December 31, 2007 and 2006
and for the year ended December 31, 2007

Page Number

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	3

Notes to Financial Statements	4 - 9

Supplemental Schedule *:

Form 5500 — Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2007	10

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
Waters Employee Investment Plan
We have audited the accompanying statements of net assets available for benefits of Waters Employee Investment Plan (the Plan) as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Carlin, Charron & Rosen, LLP
Westborough, Massachusetts
June 13, 2008

WATERS EMPLOYEE INVESTMENT PLAN
Statements of Net Assets Available for Benefits
as of December 31, 2007 and 2006

	December 31,
	2007	2006
Assets
Investments, at fair value
Waters Corporation Stock Fund	$35,050,825	$27,503,329
Mutual funds	248,185,094	214,488,961
Self-Directed Brokeragelink Option:
Common stock	8,545,263	10,585,157
Mutual funds	5,837,973	4,880,514
Other investments	299,005	284,943
Cash and cash equivalents	6,584,067	3,074,452
Common collective trust	1,673,772	1,316,983

Total investments	306,175,999	262,134,339

Participant loans	5,025,717	4,873,880
Employer contributions receivable	237,355	—

Net assets reflecting all assets at fair value	311,439,071	267,008,219

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	18,190	13,237

Net assets available for benefits	$311,457,261	$267,021,456

The accompanying notes are an integral part of the financial statements

WATERS EMPLOYEE INVESTMENT PLAN
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2007

Additions
Net investment income:
Net appreciation in fair value of investments (Note 4)	$22,075,378
Interest income	1,546,346
Dividend income	16,006,471

39,628,195

Contributions:
Employer’s contributions	4,118,579
Employees’ contributions	13,931,119
Rollovers	1,651,145

19,700,843

Total additions	59,329,038

Deductions
Benefits paid directly to beneficiaries and participants	14,773,655
Rollovers to the Company’s defined benefit plan	76,645
Administrative expenses	42,933

Total deductions	14,893,233

Net increase	44,435,805

Net assets available for benefits:
Beginning of year	267,021,456

End of year	$311,457,261

The accompanying notes are an integral part of the financial statements

WATERS EMPLOYEE INVESTMENT PLAN
Notes to Financial Statements
For the Year Ended December 31, 2007
1. Description of Plan
The following description of the Waters Employee Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan, effective August 19, 1994, was created to provide an opportunity for eligible employees of Waters Technologies Corporation (“Waters” or the “Company”) and any eligible legally affiliated company to provide for their future financial security through participation in a systematic savings program to which each participating employer (the “Employer”) also contributes. The Plan is a defined contribution plan covering substantially all employees of the Company and its affiliates who work in the United States. The Plan is designed to take advantage of provisions of the Internal Revenue Code of 1986, as amended (the “IRC”), which allow a participant to elect to reduce taxable compensation (subject to certain limitations) with the amount of such reduction being contributed to the Plan by the Employer on behalf of the electing participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Eligibility
Employees are eligible to participate in the Plan immediately upon their date of hire or rehire. The Employer does not begin to match employee contributions until employees have completed one year of service. See Note 8 for amendment to this provision, which is effective January 1, 2008.
Contributions
Participants may elect to voluntarily contribute to the Plan from 1% to 30% of their annual compensation, on a before-tax basis, up to $15,500 for 2007. Effective April 1, 2003, participants who are over age 50, or who will reach age 50 during the year, may elect to make an additional pre-tax contribution to the Plan of up to $5,000 for 2007, provided their regular pre-tax contributions reach either the Plan’s limit of 30% of eligible earnings or the Internal Revenue Service (“IRS”) dollar limit of $15,500 for 2007. As of December 31, 2007, participants had twenty-five investment options in which to direct the investment of their contributions and Company contributions. Each investment option offers a different level of risk and expected rate of return.
For contribution purposes, compensation includes salary, lump sum cash payments of merit pay increases, commissions, overtime pay, shift differentials, short-term disability pay, unused vacation pay, bonuses paid under the performance bonus plan and management incentive bonuses or certain other designated incentive plans. The Employer will match 50% of the first 6% of compensation contributed by the participant upon completion of a one-year service requirement. The Employer matching contribution follows the investment elections selected by the participant for employee contributions. Contributions and compensation considered for matching contribution purposes are subject to certain limitations. See Note 8 for amendment to this provision, which is effective January 1, 2008.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, any applicable Employer matching contributions and an allocation of Plan earnings, and is charged with an allocation of administrative expenses to the extent that they are paid by the Plan. Certain administrative expenses are charged directly against participants’ accounts. Allocations of earnings and expenses are based on the

WATERS EMPLOYEE INVESTMENT PLAN
Notes to Financial Statements
For the Year Ended December 31, 2007
participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balance.
Vesting
Participants are fully vested, at all times, in their contributions as well as Employer matching contributions, plus actual earnings thereon.
Rollover Election
Employees may make an eligible rollover contribution to the Plan at any time. Employees may irrevocably elect to roll over all or any portion of a distribution from the Waters Employee Investment Plan to the Waters Retirement Plan following termination (other than for death or disability). See Note 8 for amendment to this provision, which is effective January 1, 2008.
Administration
Fidelity is the trustee and custodian for the Plan. Fidelity Investments Institutional Operations Company (“FIIOC”) is the record keeper for the plan.
Benefits
Benefits are paid in one lump sum upon death, disability, retirement or termination. Participants who are actively employed and have attained the age of 59 1/2 may withdraw all or any portion of their account balance for any reason. The Plan also provides for certain hardship withdrawals upon approval by the Plan Administrator, a representative of the Company’s management.
Administrative Expenses
Certain administrative expenses, including loan maintenance, brokerage account fees and in-service withdrawal fees, are paid by the participants. Other expenses, such as legal, audit and consulting fees, incurred in the administration of the Plan are paid by the Company.
Loans
Participants in the Plan may borrow from their account balance. A participant may borrow an amount greater than or equal to $1,000 but not to exceed the lesser of (a) $50,000 minus the largest outstanding loan balance in the twelve months preceding the loan request or (b) 50% of the total account balance minus current outstanding loan balances.
Principal is repaid through payroll deductions for a period of up to five years, except for loans made for purchasing or constructing a principal residence for which the repayment term may be up to 20 years. The loans bear interest at a fixed rate equal to the prime rate on the first business day of the calendar quarter in which the loan is funded and are collateralized by the participants’ account balances. During 2007, interest rates on outstanding loans ranged from 4.0% to 9.5%.

WATERS EMPLOYEE INVESTMENT PLAN
Notes to Financial Statements
For the Year Ended December 31, 2007
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles (“GAAP”). Benefits payable at year end are not accrued as they are considered to be a component of net assets available for benefits.
Investment Valuation
Investments in mutual funds are stated at fair value based on quoted market prices, which represents the net asset value of shares held by the Plan at year end.
Investments in the Waters Corporation Stock Fund (“Stock Fund”) are stated at fair value based on the quoted market price on the last business day of the year for the Company’s common stock and the fair value of short-term liquid investments included in the Stock Fund.
Investments in common collective trusts are stated at estimated fair value, which represents the net asset value of shares held by the Plan at year end.
Other investment securities are stated at fair value based on their quoted market prices on the last business day of the year.
Participant loans are valued at cost, which approximates fair value.
Investment Transactions and Investment Income
Investment transactions are accounted for on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.
The Plan presents in the statement of changes in net assets the net appreciation or depreciation in the fair value of its investments that consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.
Contributions
Employer and employee contributions are recorded in the period in which payroll deductions are made from the employee’s compensation.
Benefit Payments
Benefit distributions are recorded when paid.
Use of Estimates
The preparation of the Plan’s financial statements in conformity with GAAP requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

WATERS EMPLOYEE INVESTMENT PLAN
Notes to Financial Statements
For the Year Ended December 31, 2007
Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
3. Investments
Investments that represent 5 percent or more of the Plan’s net assets at December 31 are as follows:

	2007	2006
Investments at fair value as determined by quoted market price:
Fidelity Diversified International Fund	$38,227,447	$30,079,482
Waters Corporation Stock Fund	35,050,825	27,503,329
Fidelity Puritan Fund	28,070,454	27,555,352
Fidelity Magellan Fund	25,857,619	25,783,428
Fidelity Growth Company Fund	21,737,001	15,853,554
Davis New York Venture Fund Class Y	21,300,632	—
Fidelity Retirement Government Money Market Portfolio	20,371,625	18,012,888
Fidelity Low-Priced Stock Fund	17,969,777	19,905,538
4. Net Appreciation in Fair Value
Net appreciation in fair value for the year ending December 31, 2007 is as follows:

Waters Corporation Stock Fund	$14,413,639
Common Stock	(2,124,352)
Mutual Funds	7,161,639
Other	2,624,452

Net appreciation in fair value of investments	$22,075,378

5. Common Collective Trust
The Plan invests in the Fidelity Managed Income Portfolio, which is a common collective trust. It is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans and is managed by Fidelity Management Trust Company (“Fidelity”), which is also the trustee of the Plan. This fund seeks to preserve principal investments while earning interest income. This fund will try to maintain a net asset value of $1 per unit. The portfolio invests in investment contracts issued by insurance companies and other financial institutions, and in fixed income securities. A portion of the portfolio is invested in a money market fund to provide daily liquidity. Investment contracts provide for the payment of a specified rate of interest to the portfolio and for the repayment of principal when the contract matures. All investment contracts and fixed income securities purchased for the portfolio must satisfy the credit quality standards of Fidelity.

WATERS EMPLOYEE INVESTMENT PLAN
Notes to Financial Statements
For the Year Ended December 31, 2007
The fair value of the investment contract at December 31, 2007 and 2006 was $1,673,772 and $1,316,983, respectively. The average yield and crediting interest rates were approximately 4.33% and 4.28% for 2007 and 3.94% and 4.27% for 2006, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting.
Certain events, such as the premature termination of the contract by the Plan or the termination of the Plan, would limit the Plan’s ability to transact at contract value with Fidelity. The Plan administrator believes the occurrence of such events that would also limit the Plan’s ability to transact at contract value with Plan participants is not probable.
6. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to IRS Form 5500 at December 31, 2007:

Net assets available for benefits, per the financial statements	$311,457,261
Less: adjustment from contract value to fair value for fully benefit-responsive investment contracts	(18,190)

Net assets available for benefits, per Form 5500	$311,439,071

The following is a reconciliation of the net investment income per the financial statements to the IRS Form 5500 for the year ended December 31, 2007:

Net investment income, per the financial statements	$39,628,195
Less: adjustment from contract value to fair value for fully benefit-responsive investment contracts	(18,190)

Net investment income, per Form 5500	$39,610,005

7. Related-Party Transactions
Certain Plan investments are shares of mutual funds or common collective trusts managed by an affiliate of Fidelity, a subsidiary of which is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity or its affiliates for administrative services amounted to $42,933 for the year ended December 31, 2007. Transactions with respect to participant loans and the Stock Fund also qualify as party-in-interest transactions.
The Plan has investments in shares of the Company’s common stock through the Stock Fund. During the year ended December 31, 2007, the Plan purchased units in the Stock Fund in the amount of $1,471,553; sold units in the Stock Fund in the amount of $8,406,414; and had net investment appreciation of $14,413,639, administrative expenses of $20,814 and interest and dividend income of $89,532. The total value of the Plan’s investment in the Stock Fund was $35,050,825 and $27,503,329 at December 31, 2007 and 2006, respectively.

WATERS EMPLOYEE INVESTMENT PLAN
Notes to Financial Statements
For the Year Ended December 31, 2007
8. Plan Amendment and Termination
Effective January 1, 2007, the Plan was amended to expand the definition of hardship distributions to include burial or funeral expenses for a participant’s parent, spouse, child or dependent and expenses to repair damage to a participant’s principal residence. Also effective January 1, 2007, non-spousal beneficiaries of a deceased participant shall be eligible to directly roll over the deceased participant’s interest in the Plan to an Individual Retirement Account. Additionally, effective January 1, 2007, the Plan was amended to remove the ability of the Waters Technologies Corporation Employee Benefits Administration Committee to limit or restrict a participant’s ability to change the allocation of the participant’s total account among the investment funds and/or withdraw balances from the various investment funds.
In September 2007, the Plan was amended, effective January 1, 2008, to increase the employer matching contribution to 100% for contributions up to 6% of eligible pay, to eliminate the one-year service requirement to be eligible for matching contributions and to implement automatic participation for all employees. Unless the employee elects to suspend automatic contributions, the automatic participation will commence at 3% and increase 1% each year until contributions reach 6%. The Company also approved a $12.0 million transition benefit contribution to be made to the Plan in the first quarter of 2008 in relation to various amendments made to the Waters Retirement Plan and the Waters Retirement Restoration Plan (“U.S. Defined Benefit Plans”). The amendments made to the U.S. Defined Benefit Plans also eliminated the option to roll over balances from the Plan to the Waters Retirement Plan.
The Company expects to continue the Plan indefinitely; however, it has the right to modify, amend or terminate the Plan at any time subject to the provisions of the IRC and ERISA. No such modification or amendment, however, shall have the effect of retroactively changing or depriving participants or beneficiaries of rights already accrued under the Plan. If the Plan is terminated, participants will remain 100% vested in their account balances.
9. Tax Status
The IRS has determined and informed the Company by a letter dated April 8, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. A new letter has not been applied for. The Plan Administrator believes that the Plan is designed and is currently being operated in accordance with all applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
10. Recent Accounting Standard Changes
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. This standard addresses how companies should measure fair value when they are required to use a fair-value measure for recognition or disclosure purposes under GAAP. This standard is effective for all financial statements issued for fiscal years beginning after November 15, 2007. Relative to SFAS No. 157, the FASB issued FASB Staff Position (“FSP”) 157-1 and 157-2. FSP No. 157-1 amends SFAS No. 157 to exclude SFAS No. 13, “Accounting for Leases”, and its related interpretive accounting pronouncements that address leasing transactions, while FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Plan is in the process of evaluating whether the adoption of FSP No. 157-2 will have a material effect on its financial position, results of operations or cash flows.

WATERS EMPLOYEE INVESTMENT PLAN
Form 5500 — Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
as of December 31, 2007
EIN:          04-3234558
Plan Number 002

(a)	(b)	( c )	(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,		Current
	lessor or similar party	rate of interest, collateral, par, or maturity value	Cost	value
Common stock fund
	Fidelity Management Trust Company (FMTC)	Cash	N/A	$1,007,948
*	FMTC	Waters Corporation Common Stock	N/A	34,042,877

	Total common stock fund			35,050,825
Mutual Funds
*	FMTC	Fidelity Puritan Fund	N/A	28,070,454
*	FMTC	Fidelity Magellan Fund	N/A	25,857,619
*	FMTC	Fidelity Growth Company Fund	N/A	21,737,001
*	FMTC	Fidelity Intermediate Bond Fund	N/A	8,177,208
*	FMTC	Fidelity Low-Priced Stock Fund	N/A	17,969,777
*	FMTC	Fidelity Diversified International Fund	N/A	38,227,447
	FMTC	AIM Constellation Fund Class I	N/A	10,365,880
	FMTC	Washington Mutual Investors Fund Class R5	N/A	2,655,032
*	FMTC	Fidelity U.S. Bond Index Fund	N/A	6,692,243
*	FMTC	Spartan U.S. Equity Index Fund	N/A	6,331,121
	FMTC	Templeton Developing Markets Trust Advisor Class	N/A	10,170,033
*	FMTC	Fidelity Retirement Government Money Market Portfolio	N/A	20,371,625
	FMTC	Davis New York Venture Fund Class Y	N/A	21,300,632
	FMTC	American Beacon Small Cap Value Fund	N/A	3,066,969
*	FMTC	Fidelity Freedom Income Fund	N/A	444,949
*	FMTC	Fidelity Freedom 2000 Fund	N/A	393,217
*	FMTC	Fidelity Freedom 2010 Fund	N/A	5,426,880
*	FMTC	Fidelity Freedom 2020 Fund	N/A	6,865,500
*	FMTC	Fidelity Freedom 2030 Fund	N/A	4,692,406
*	FMTC	Fidelity Freedom 2040 Fund	N/A	2,237,007
*	FMTC	Fidelity Freedom 2050 Fund	N/A	295,835
	FMTC	Rainier Small/Mid Cap Fund Institutional Class	N/A	6,836,259

	Total mutual funds			248,185,094
Participant loans
	Participant loans	Interest rate ranging from 4.0% to 9.5%; maturity
		dates through 2025	—	5,025,717
Self-directed funds
	FMTC	Self-Directed Brokeragelink Option	N/A	21,266,308
Common collective trusts
*	FMTC	Fidelity Managed Income Portfolio	N/A	1,673,772

	Total investments			$311,201,716

*	Party-in-interest
The independent registered public accounting firm’s report should be read with this supplementary schedule